Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

March 17, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

RE:	Renewable Energy Group, Inc.
Registration Statement on Form S-4
Filed January 14, 2014
File No. 333-193345

Dear Ms. Long:

Renewable Energy Group, Inc. (the “Registrant”) and Syntroleum Corporation (“Syntroleum”) hereby provide the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated February 10, 2014, relating to the Registrant’s Registration Statement on Form S-4 (File No. 333-193345) (the “Registration Statement”) filed with the Commission on January 14, 2014. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

The Registrant is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revised to reflect the Registrant’s and Syntroleum’s responses to the comments received from the Staff. All page numbers in the responses below refer to Amendment No. 1.

General

1.	We note that the Forms 10-K for both Renewable Energy Group, Inc. and Syntroleum Corporation for the fiscal year ended December 31, 2012 are currently under staff review. Please note that we will not accelerate the effective date of the registration statement until all comments on these reviews have been resolved.

Response: The Registrant acknowledges the Staff’s comment and notes that all Staff comments relating to the Forms 10-K for the Registrant and Syntroleum have been resolved.

2.	We note your disclosure that certain Syntroleum officers, including Syntroleum’s Chief Executive Officer, intend to accept employment with REG. To the extent that any Syntroleum officers will serve as executive officers at REG, please provide the disclosure required by Item 18(a)(7) of Form S-4 with respect to these officers, including the information required by Item 402 of Regulation S-K.

Response: The Registrant respectfully advises the Staff that no Syntroleum officer, including Syntroleum’s Chief Executive Officer, will serve as an executive officer of the Registrant upon the consummation of the asset sale. Accordingly, the Registrant does not believe that disclosure under Item 18(a)(7) of Form S-4 is required.

Prospectus Cover Page

3.	We note that the amount of shares Syntroleum will receive is dependent upon the amount of aggregate cash transferred to REG Synthetic at closing and is also subject to a maximum amount to the extent the per share value of REG’s common stock at closing is equal to or greater than $12.91. Please revise throughout your prospectus as appropriate to provide the following disclosure regarding the amount of consideration that will be received by Syntroleum shareholders:

•	The approximate value per share that the formula used to determine total consideration is designed to provide shareholders;

•	An illustrative table disclosing the amount of REG common shares that may be issued as consideration under alternative scenarios in which there may be an adjustment to the number of REG shares;

•	To the extent accurate, that if the price of REG’s stock falls below current values, Syntroleum does not have the right to terminate the transaction and the value of the consideration received by shareholders may be considerably less than the value based on the current trading price; and

•	That shareholders will not know at the time of the vote the number of shares they will receive.

Response: The Registrant has added the requested disclosure on the prospectus cover page and pages 2 and 3.

4.	Consistent with your disclosure on page three, please disclose that the final distribution of the REG shares to Syntroleum shareholders is not likely to be made until more than three years after Syntroleum files the certificate of dissolution with the Secretary of State. Please include similar disclosure under “Liquidating Distributions to Stockholders; Nature, Amount and Timing” on page 108.

Response: The requested disclosure has been added to the prospectus cover page and on page 110 under the heading “Liquidating Distributions to Stockholders; Nature, Amount and Timing”.

Proposal One—The Asset Sale Proposal, page 63

Background of the Asset Sale, page 63

5.	Please revise your disclosure in this section to ensure it presents a materially complete description of all relevant discussions and negotiations relating to the transaction,

including the reasons for REG’s acquisition of the assets of Syntroleum as required by Item 4 of Form S-4. We note that, as currently drafted, the disclosure addresses only Syntroleum’s reasons for engaging in the transaction. Your revised disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in the meetings. For example, we note that your disclosure does not discuss how REG’s initial interest in Syntroleum’s Bio-Synfining® technology developed into an interest in the transaction as it is currently structured, why the transaction was ultimately structured as a sale of substantially all assets, and the negotiations that led to the determination of the number of shares to be issued and the maximum dollar value of such shares. Please note that these are just examples. Please revise your disclosure in this section accordingly.

Response: The requested disclosure has been added throughout the section entitled “Background of the Asset Sale” beginning on page 63 where appropriate.

6.	In the middle of page 66, you refer to a discussion of agreements that Syntroleum had with Tyson. Please revise this statement to identify and provide context for your reference to “Tyson.”

Response: The statement has been revised on page 66.

7.	On pages 66-67, you state that Piper Jaffray furnished to Syntroleum’s board of directors a detailed analysis of the effect of differing RIN and feedstock pricing on Syntroleum’s current financial model for its membership interest in Dynamic Fuels. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

Response: In response to the Staff’s comment, Syntroleum respectfully submits that its board of directors approved the asset sale after considering the Piper Jaffray opinion referred to on page 67 and described in detail in the section entitled “Opinion of Syntroleum’s Financial Advisor” in compliance with Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. A copy of such opinion was included as Annex D to the proxy statement/prospectus in accordance with Item 21(c) of Form S-4. The reference to the Piper Jaffray analyses was included on pages 67 and 68 as part of a detailed summary of the asset sale process. However, such analyses are not materially related to the proposed transaction. Accordingly, all references to such materials in the proxy statement/prospectus have been removed as such references are not necessary to a stockholder’s understanding of the background of the asset sale. Syntroleum respectfully submits that no further disclosure regarding such Piper Jaffray analyses is required under Item 4(b) of Form S-4 because the analyses are no longer referred to in the proxy statement/prospectus.

Opinion of Syntroleum’s Financial Advisor, page 73

Analysis Related to Dynamic Fuels, page 77

8.	In the first sentence, you state that certain analyses relate to Dynamic Fuels as a whole rather than Syntroleum’s 50% ownership interest in Dynamic Fuels. Please disclose the reason for this assumption, as well as the effects of this assumption on the analyses as compared to conducting the analysis based on Syntroleum’s actual ownership in Dynamic Fuels.

Response: The disclosure has been revised on page 78.

Certain Material United States Federal Income Tax Consequences . . . . , page 116

9.	We note that you have represented that the asset sale and subsequent liquidation and dissolution of Syntroleum are intended to constitute a tax-free reorganization, but you also state that no tax opinion has been sought with respect such transactions. Given that the tax-free reorganization is a material tax consequence of the transactions, please note that you are required to include a tax opinion of counsel. Please revise your disclosure in this section and throughout the prospectus as appropriate to set forth counsel’s opinion as to such matters. Please ensure that the tax opinion and prospectus disclosure complies with the guidance for tax opinions set forth in Staff Legal Bulletin No. 19 (October 2011). Please also delete the word “certain” in the phrase “certain material United States federal income tax” from the heading and disclosure in this section.

Response: The disclosure indicating that no tax opinion has been sought with respect to the transaction has been removed and Amendment No. 1 includes affirmative disclosure that the summary of United State federal income tax consequences contained in the proxy statement/prospectus constitutes the opinion of Foley & Lardner LLP, counsel to Syntroleum, with respect to the matters set forth therein, subject to the assumptions and qualifications set forth therein. In accordance with Staff Legal Bulletin No. 19, the “short-form” opinion of Foley & Lardner LLP is filed as Exhibit 8.1 to Amendment No. 1 to the Registration Statement. The word “certain” has been removed in all locations where the phrase “certain material United States federal income tax” previously appeared.

Comparison of Stockholder Rights, page 140

10.	In the second paragraph, we note you qualify certain information by reference to the Delaware General Corporation Law. You may not qualify information in your prospectus by reference to information outside the prospectus. Refer to Securities Act Rule 411(a) and revise your disclosure accordingly.

Response: The disclosure on page 141 has been revised to eliminate such referencing.

Annex D

11.	We note the reference to $3.4 million in the second paragraph. As disclosed in the prospectus/proxy statement, it appears that this amount is actually $3.2 million. Please advise as to whether there have been changes to the Asset Purchase Agreement after the conclusion of Piper Jaffray’s review, and revise your disclosure as appropriate.

Response: In response to the Staff’s comment, Syntroleum respectfully submits that, as disclosed in the section of the proxy statement/prospectus entitled “Background of the Asset Sale,” the change in the amount of cash required to be on hand at Syntroleum at closing in order for no downward adjustment to be made in the number of shares of REG common stock to be issued to Syntroleum as consideration for the asset sale (the “Cash Peg”) occurred as a result of negotiations between the Registrant and Syntroleum subsequent to the issuance of Piper Jaffray’s opinion as to the fairness, from a financial point of view, to Syntroleum of the aggregate purchase price to be received by Syntroleum in the asset sale, on December 16, 2013. Accordingly, Piper Jaffray’s opinion assumed a Cash Peg of $3.4 million. Nevertheless, the change in the Cash Peg from $3.4 million to $3.2 million is beneficial to Syntroleum.

In addition, as disclosed under “Background of the Asset Sale”, Syntroleum also agreed to retain liabilities related to an outstanding warrant agreement from 2007 subsequent to the issuance of Piper Jaffray’s opinion on December 16, 2013. Accordingly, Piper Jaffray’s opinion assumed that REG would assume the 2007 warrant agreement. Nevertheless, given that REG agreed to fund any amount necessary to satisfy any contingent liability of Syntroleum under the 2007 warrant agreement or assume the agreement, Syntroleum would not suffer any material adverse consequences as a result of the retention of the agreement.

Exhibits

12.	Please file as exhibits the form of proxy card and the legal and tax opinions. Please note that we will need adequate time to review these documents prior to accelerating the effective date of the registration statement.

Response: The form of proxy card and the legal and tax opinions have been filed with Amendment No. 1 to the Registration Statement.

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We would be pleased to answer your questions or provide you with any other information you need. Please contact our outside counsel, Bill Krause at (415) 983-1597.

Very truly yours,

/s/ Daniel J. Oh

Daniel J. Oh

President and Chief Executive Officer

cc:	Edward G. Roth—Chief Executive Officer, Syntroleum Corporation
Blair W. White, Esq.—Pillsbury Winthrop Shaw Pittman LLP
William T. Krause, Esq.—Pillsbury Winthrop Shaw Pittman LLP
Paul D. Broude, Esq.—Foley & Lardner LLP
Richard C. Segal, Esq.—Foley & Lardner LLP